Exhibit (j)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” and “General Information- Other Information” in the Prospectus, and “Counsel and Independent Registered Public Accounting Firm” in the Statement of Additional Information and to the incorporation by reference of our report on Market Vectors Emerging Markets Local Currency Bond ETF, Market Vectors High-Yield Municipal Index ETF, Market Vectors Intermediate Municipal Index ETF, Market Vectors Investment Grade Floating Rate ETF, Market Vectors Long Municipal Index ETF, Market Vectors Pre-Refunded Municipal Index ETF and Market Vectors Short Municipal Index ETF dated June 20, 2011, in Post-Effective Amendment No. 442 to the Registration Statement (Form N-1A No. 333-123257 and No. 811-10325) of the Market Vectors ETF Trust dated September 1, 2011.

/s/ ERNST & YOUNG LLP

New York, NY

August 23, 2011